SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                             Protection One, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   743663304
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                David A. Tanner
                             Quadrangle Group LLC
                          375 Park Avenue, 14th Floor
                              New York, NY 10152
                                (212) 418-1700

                                   Copy to:

                              Alan M. Klein, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 17, 2004
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.24013d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743663304                   13D                   Page 3 of 35 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     POI Acquisition I, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [_]
                                                                    (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    85,291,497
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    85,291,497
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     85,291,497
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     86.8%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     CO
--------------------------------------------------------------------------------

* The calculation of the foregoing percentage is based on 98,282,679 shares of common stock of Protection One, Inc. outstanding as of November 7, 2003 (which excludes shares held in treasury), as disclosed in Protection One, Inc.'s quarterly report filed with the SEC on Form 10-Q for the quarter ended September 30, 2003. The actual percentage is 86.78%.

CUSIP No. 743663304                   13D                   Page 4 of 35 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     POI Acquisition, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          85,291,497*
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    85,291,497*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     85,291,497*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     86.8%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     OO
--------------------------------------------------------------------------------

* All shares are held by POI Acquisition I, Inc. As stockholder of 66.67% of the outstanding ordinary shares of POI Acquisition I, Inc., POI Acquisition, L.L.C. may be deemed to share voting and/or dispositive power over shares held by POI Acquisition I, Inc. However, POI Acquisition, L.L.C. disclaims beneficial ownership of such shares.

CUSIP No. 743663304                   13D                   Page 5 of 35 Pages

** The calculation of the foregoing percentage is based on 98,282,679 shares of common stock of Protection One, Inc. outstanding as of November 7, 2003 (which excludes shares held in treasury), as disclosed in Protection One, Inc.'s quarterly report filed with the SEC on Form 10-Q for the quarter ended September 30, 2003. The actual percentage is 86.78%.

CUSIP No. 743663304                   13D                   Page 6 of 35 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Quadrangle Capital Partners LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          85,291,497*
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    85,291,497*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     85,291,497*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     86.8%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     PN
--------------------------------------------------------------------------------

* All shares are held by POI Acquisition I, Inc. Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to share beneficial ownership of

CUSIP No. 743663304                   13D                   Page 7 of 35 Pages


     such shares as a result of its 70.5% ownership of POI Acquisition, L.L.C. However, Quadrangle Capital Partners LP disclaims beneficial ownership of such shares.

** The calculation of the foregoing percentage is based on 98,282,679 shares of common stock of Protection One, Inc. outstanding as of November 7, 2003 (which excludes shares held in treasury), as disclosed in Protection One, Inc.'s quarterly report filed with the SEC on Form 10-Q for the quarter ended September 30, 2003. The actual percentage is 86.78%.

CUSIP No. 743663304                   13D                   Page 8 of 35 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Quadrangle Capital Partners-A LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                  [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          85,291,497*
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    85,291,497*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     85,291,497*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     86.8%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     PN
--------------------------------------------------------------------------------

* All shares are held by POI Acquisition I, Inc. Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its 25.9% ownership of POI Acquisition, L.L.C. However, Quadrangle Capital Partners-A LP disclaims beneficial ownership of such shares.

CUSIP No. 743663304                   13D                   Page 9 of 35 Pages

** The calculation of the foregoing percentage is based on 98,282,679 shares of common stock of Protection One, Inc. outstanding as of November 7, 2003 (which excludes shares held in treasury), as disclosed in Protection One, Inc.'s quarterly report filed with the SEC on Form 10-Q for the quarter ended September 30, 2003.
         The actual percentage is 86.78%.

CUSIP No. 743663304                   13D                  Page 10 of 35 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Quadrangle Select Partners LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          85,291,497*
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    85,291,497*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     85,291,497*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     86.8%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     PN
--------------------------------------------------------------------------------

* All shares are held by POI Acquisition I, Inc. Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to share beneficial ownership of such shares as a result of its 3.6% ownership of POI Acquisition, L.L.C. However, Quadrangle Select Partners LP disclaims beneficial ownership of such shares.

CUSIP No. 743663304                   13D                  Page 11 of 35 Pages

** The calculation of the foregoing percentage is based on 98,282,679 shares of common stock of Protection One, Inc. outstanding as of November 7, 2003 (which excludes shares held in treasury), as disclosed in Protection One, Inc.'s quarterly report filed with the SEC on Form 10-Q for the quarter ended September 30, 2003. The actual percentage is 86.78%.

CUSIP No. 743663304                   13D                  Page 12 of 35 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Quadrangle GP Investors LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          85,291,497*
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    85,291,497*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     85,291,497*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     86.8%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     PN
--------------------------------------------------------------------------------

* All shares are held by POI Acquisition I, Inc. Quadrangle GP Investors LP is the general partner of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP, which together own all of the equity of POI Acquisition, L.L.C. However, Quadrangle GP Investors LP disclaims beneficial ownership of the 85,291,497 shares of Protection One, Inc. held by POI Acquisition I, Inc.

CUSIP No. 743663304                   13D                  Page 13 of 35 Pages

** The calculation of the foregoing percentage is based on 98,282,679 shares of common stock of Protection One, Inc. outstanding as of November 7, 2003 (which excludes shares held in treasury), as disclosed in Protection One, Inc.'s quarterly report filed with the SEC on Form 10-Q for the quarter ended September 30, 2003. The actual percentage is 86.78%.

CUSIP No. 743663304                   13D                  Page 14 of 35 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Quadrangle GP Investors LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          85,291,497*
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    85,291,497*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     85,291,497*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     86.8%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     OO
--------------------------------------------------------------------------------

* All shares are held by POI Acquisition I, Inc. Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP, which together own all of the equity of POI Acquisition, L.L.C. However, Quadrangle GP Investors LLC disclaims beneficial ownership of the shares held by POI Acquisition I, Inc. The managing members of Quadrangle GP Investors LLC are Steven Rattner,

CUSIP No. 743663304                   13D                  Page 15 of 35 Pages

     David A. Tanner, Peter R. Ezersky, Joshua L. Steiner and Michael Huber. The managing members of Quadrangle GP Investors LLC may be deemed to share voting and/or dispositive power with respect to the 85,291,497 shares of the Protection One, Inc. held by POI Acquisition I, Inc. However, each of the managing members of Quadrangle GP Investors LLC disclaims beneficial ownership of such shares.

** The calculation of the foregoing percentage is based on 98,282,679 shares of common stock of Protection One, Inc. outstanding as of November 7, 2003 (which excludes shares held in treasury), as disclosed in Protection One, Inc.'s quarterly report filed with the SEC on Form 10-Q for the quarter ended September 30, 2003. The actual percentage is 86.78%.

CUSIP No. 743663304                   13D                  Page 16 of 35 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Quadrangle Master Funding Ltd
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cayman Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          85,291,497*
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    85,291,497*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     85,291,497*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     86.8%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     CO
--------------------------------------------------------------------------------

* All shares are held by POI Acquisition I, Inc. Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of

CUSIP No. 743663304                   13D                  Page 17 of 35 Pages


such shares as a result of its 33.3% ownership of POI Acquisition I, Inc. However, Quadrangle Master Funding Ltd disclaims beneficial ownership of such shares.

** The calculation of the foregoing percentage is based on 98,282,679 shares of common stock of Protection One, Inc. outstanding as of November 7, 2003 (which excludes shares held in treasury), as disclosed in Protection One, Inc.'s quarterly report filed with the SEC on Form 10-Q for the quarter ended September 30, 2003. The actual percentage is 86.78%.

CUSIP No. 743663304                   13D                  Page 18 of 35 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     QDRA LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          85,291,497*
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    85,291,497*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     85,291,497*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     86.8%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     OO
--------------------------------------------------------------------------------

* All shares are held by POI Acquisition I, Inc. QDRA LLC is the advisor of Quadrangle Master Funding Ltd, which owns 33.3% of the equity of POI Acquisition I, Inc. However, QDRA LLC disclaims beneficial ownership of the shares held by POI Acquisition I, Inc. The managing members of QDRA LLC are Michael Weinstock, Andrew Herenstein and Christopher Santana. The managing members of QDRA LLC may be deemed to share voting and/or dispositive power with respect to the 85,291,497 shares of the Protection One, Inc. held by POI

CUSIP No. 743663304                   13D                  Page 19 of 35 Pages


     Acquisition I, Inc. However, each of the managing members of QDRA LLC disclaims beneficial ownership of such shares.

** The calculation of the foregoing percentage is based on 98,282,679 shares of common stock of Protection One, Inc. outstanding as of November 7, 2003 (which excludes shares held in treasury), as disclosed in Protection One, Inc.'s quarterly report filed with the SEC on Form l0-Q for the quarter ended September 30, 2003. The actual percentage is 86.78%.

CUSIP No. 743663304                   13D                  Page 20 of 35 Pages


--------------------------------------------------------------------------------
ITEM 1.  SECURITY AND ISSUER.

          This Statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $0.01 per share, of Protection One, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 818 S. Kansas Avenue, Topeka, Kansas 66612.

--------------------------------------------------------------------------------
ITEM 2. IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed jointly by:

     (i) POI Acquisition I, Inc., a Delaware corporation ("Acquisition I");

     (ii) POI Acquisition, L.L.C., a Delaware limited liability company ("Acquisition LLC" and, together with Acquisition I, the "Acquisition Entities"), the holder of 66.67% of the equity of Acquisition I;

     (iii) Quadrangle Capital Partners LP, a Delaware limited partnership ("QCP"), Quadrangle Select Partners LP, a Delaware limited partnership ("QSP"), and Quadrangle Capital Partners-A LP, a Delaware limited partnership ("QCP-A" and, together with QCP and QSP, the "Quadrangle Investors"), which collectively own 100% of the equity interests in Acquisition LLC;

     (iv) Quadrangle Master Funding Ltd, a Cayman Islands exempted company incorporated with limited liability ("QMFL"), which owns 33.33% of the equity interests in Acquisition I;

     (v) Quadrangle GP Investors LP, a Delaware limited partnership ("QGP"), in its capacity as the general partner of the Quadrangle Investors;

     (vi) Quadrangle GP Investors LLC ("QGPLLC"), in its capacity as the general partner of QGP; and

     (vii) QDRA LLC ("QDRA"), in its capacity as the advisor of QMFL (the foregoing, collectively, the "Reporting Persons").

          Each of the Acquisition Entities was formed to effect the transactions described in Item 4 below and have not engaged in any activities other than those incident to its formation and such transactions. The principal business address of the Acquisition Entities is c/o Quadrangle Group LLC, 375 Park Avenue, 14th Floor, New York, NY 10152. Set forth on Schedule 1 hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each of the directors and executive officers of Acquisition I. Set forth on Schedule 2 hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each of the managers of Acquisition LLC.

CUSIP No. 743663304                   13D                  Page 21 of 35 Pages

          The principal business of the Quadrangle Investors is investing in securities and committing capital to facilitate corporate restructurings and making other investments. QGP is the sole general partner of the Quadrangle Investors. The principal business of QGP consists of performing the functions of, and serving as, the sole general partner of the Quadrangle Investors and similar entities. QGPLLC is the sole general partner of QGP. The principal business of QGPLLC consists of performing the functions of, and serving as, the sole general partner of QGP and similar entities. The principal business address of the Quadrangle Investors, QGP and QGPLLC is c/o Quadrangle Group LLC, 375 Park Avenue, 14th Floor, New York, NY 10152.

          The principal business of QMFL is investing in distressed debt securities and making other investments. Set forth on Schedule 3 hereto is the
(i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each of the directors of QMFL. QDRA is the advisor of QMFL. The principal business of QDRA consists of performing the functions of, and serving as, the advisor of QMFL and similar entities. The principal business address of QMFL is Quadrangle Master Funding Ltd, c/o Walkers SPV Limited, Walker House, Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands. The principal business address of QDRA is c/o Quadrangle Group LLC, 375 Park Avenue, 14th Floor, New York, NY 10152.

          Messrs. Steven Rattner, David A. Tanner, Peter R. Ezersky, Joshua L. Steiner and Michael Huber are the managing members generally responsible for investment-related matters of QGPLLC. Mr. Rattner is also the coordinating member of QGPLLC. Each of Messrs. Rattner, Tanner, Ezersky, Steiner and Huber is a United States citizen. The principal occupation of each of Messrs. Rattner, Tanner, Ezersky, Steiner and Huber is serving as an executive officer, director or managing member of one or more of QGPLLC and its affiliates. The principal business address of each of Messrs. Rattner, Tanner, Ezersky, Steiner and Huber is c/o Quadrangle Group LLC, 375 Park Avenue, 14th Floor, New York, NY 10152.

          Messrs. Michael Weinstock, Andrew Herenstein and Christopher Santana are managing members generally responsible for investment-related matters of QDRA. The members of QDRA are Messrs. Rattner, Tanner, Ezersky, Steiner, Huber, Weinstock, Herenstein and Santana. Mr. Rattner is also the coordinating member of QDRA.

          Each of Messrs. Weinstock, Herenstein and Santana is a United States citizen. The principal occupation of each of Messrs. Weinstock, Herenstein and Santana is serving as an executive officer, director or managing member of one or more of QDRA and its affiliates. The principal business address of each of Messrs. Weinstock, Herenstein and Santana is c/o Quadrangle Group LLC, 375 Park Avenue, 14th Floor, New York, NY 10152.

          During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the other persons named in this Item 2 or named on Schedules 1, 2 and 3, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or

CUSIP No. 743663304                   13D                  Page 22 of 35 Pages


administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

--------------------------------------------------------------------------------
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          In connection with the purchase of the Shares (as defined in Item 4) of the Company from Westar Industries pursuant to the Purchase Agreement
(as defined in Item 4), the contribution of the amount of the Stock Purchase Price (as defined in Item 4) in equity by the Quadrangle Investors and QMFL was the source of the funds used.

--------------------------------------------------------------------------------
ITEM 4.  PURPOSE OF TRANSACTION.

Purchase Agreement

          Pursuant to the terms of a Purchase Agreement dated as of December 23, 2003 (the "Purchase Agreement") among Acquisition LLC, Westar Industries, Inc. ("Westar Industries") and Westar Energy, Inc. ("WEI"), Acquisition I, as the assignee of certain of Acquisition LLC's rights under the Purchase Agreement, acquired 85,291,497 shares of common stock, par value $0.01, of Protection One, Inc. (the "Shares") on February 17, 2004 for cash consideration in the amount of $1,700,000 (the "Stock Purchase Price"). The Stock Purchase Price was paid by Acquisition LLC to Westar Industries.

          Pursuant to the terms of the Purchase Agreement, Acquisition LLC has a "right of first offer" with respect to those 7-3/8% Senior Notes due August 15, 2005 (the "Notes") of Protection One Alarm Monitoring, Inc. ("POAM") held by WEI. POAM is a direct subsidiary of the Company and the Notes are fully and unconditionally guaranteed by the Company. Pursuant to the right of first offer, should WEI or an affiliate of WEI propose to sell, transfer or otherwise dispose of some or all of the Notes prior to February 17, 2006, WEI must first offer to sell such Notes to Acquisition LLC. Upon receiving such an offer, Acquisition LLC (or its designee) has the right to purchase the Notes for the price offered by WEI. Should Acquisition LLC elect not to purchase the Notes, WEI may sell the Notes to a third party for a price that is not lower than the price originally offered to Acquisition LLC.

          References to and descriptions of the Purchase Agreement set forth in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement.

Standstill Agreement

          Acquisition I entered into an equity standstill agreement with the Company, dated as of February 17, 2004 (the "Standstill Agreement"), pursuant to which Acquisition I agreed that it would not, during the "Equity Standstill Period" (as defined below), exercise any rights to which it is entitled as a result of its ownership of the Shares, and further that it would vote at the direction of the board of directors of the Company at any regular or special meeting of shareholders called by the board of directors of the Company. In addition, Acquisition I agreed that it would not, during the Equity Standstill Period, (i) acquire any direct or indirect beneficial

CUSIP No. 743663304                   13D                  Page 23 of 35 Pages

ownership interest (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) in any shares of common stock of the Company other than the Shares, (ii) transfer any Shares held by it or (iii) enter into any option or agreement, or solicit or encourage in any way any other party to perform the foregoing prohibited actions.

          The "Equity Standstill Period" is a period of ninety (90) days beginning on February 17, 2004, unless terminated earlier because (i) the Company takes or authorizes an act that has a disproportionate, adverse effect on Acquisition I or (ii) an individual failing to meet certain specified qualifications set forth in the Standstill Agreement is nominated for election to the board of directors of the Company.

          References to and descriptions of the Standstill Agreement set forth in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of the Standstill Agreement.

General

          Subject to the terms of the Standstill Agreement, the Reporting Persons may dispose of some or all of their interests in the securities of the Company held by them in the open market, in privately negotiated transactions with the Company and third parties, by gift or charitable donation or otherwise, in each case depending upon market conditions, the financial condition of the Company and other factors.

          Although the foregoing represents the range of activities that may be taken by the Reporting Persons with respect to the Company, the possible activities are subject to change at any time. All such activities would be performed in compliance with all applicable laws and regulations.

          Except as set forth above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules 1, 2 and 3, has any current plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D, although they reserve the right to develop such plans in the future.

--------------------------------------------------------------------------------
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b). The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference with respect to the number and percentage of Shares to which such Reporting Person and the other entities or persons identified in Item 2 may be deemed to have shared or sole voting or dispositive power or to beneficially own. By virtue of the relationships described in Item 2, each of the Reporting Persons and the other entities or persons identified in Item 2 may be deemed to share indirect beneficial ownership of the Shares directly owned by Acquisition I, but each Reporting Person (other than Acquisition I) and each other entity or person identified in Item 2 hereof hereby disclaims any such beneficial ownership.

CUSIP No. 743663304                   13D                  Page 24 of 35 Pages


Restructuring of ownership of Acquisition LLC and Acquisition I

          On the date the Shares were purchased by Acquisition I, (i) QMFL held its 33.33% interest in Acquisition I indirectly through Acquisition LLC,
(ii) the Quadrangle Investors held their collective 66.67% interest in Acquisition I indirectly through Acquisition LLC and (iii) Acquisition LLC directly held 100% of the equity interests of Acquisition I. Pursuant to an organizational restructuring which occurred on February 26, 2004, Acquisition LLC transferred 33.33% of its interest in Acquisition I to QMFL. As a result,
(i) the Quadrangle Investors collectively hold 100% of the equity interests of Acquisition LLC, (ii) QMFL directly holds 33.33% of the equity interests of Acquisition I and (iii) Acquisition LLC directly holds 66.67% of the equity interests of Acquisition I.

          (c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons named in Item 2 or on Schedules 1, 2 and 3, has engaged in any transaction during the past 60 days in any Shares, except as described in this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.

--------------------------------------------------------------------------------
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The response to Item 4 of this Schedule 13D is incorporated herein by reference.

          Except as set forth in this Schedule 13D, the Reporting Persons and, to the best knowledge of the Reporting Persons, the individuals identified on Schedules 1, 2 and 3, do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.
--------------------------------------------------------------------------------
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


          1. Joint Filing Agreement, dated February 26, 2004, among POI Acquisition I, Inc., POI Acquisition, L.L.C., Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Master Funding Ltd, Quadrangle GP Investors LP, Quadrangle GP Investors LLC and QDRA LLC relating to the filing of a joint statement on Schedule 13D (filed herewith).

          2. Equity Standstill Agreement, dated February 17, 2004, between POI Acquisition I, Inc. and Protection One, Inc. (incorporated herein by reference to Exhibit 10.44 to Protection One, Inc.'s Form 8-K as filed on February 19,
2004).

          3. Purchase Agreement dated December 23, 2003, among POI Acquisition L.L.C., Westar Energy, Inc. and Westar Industries, Inc. (incorporated herein by reference to Exhibit 99.2 to Westar Energy, Inc.'s Form 8-K as filed on December 24, 2003).

--------------------------------------------------------------------------------

CUSIP No. 743663304                   13D                  Page 25 of 35 Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2004

                                       POI ACQUISITION I, INC.


                                       By:    /s/ David A. Tanner
                                            -----------------------------------
                                            Name:  David A. Tanner
                                            Title: Authorized Person


                                       POI ACQUISITION, L.L.C.


                                       By:    /s/ David A. Tanner
                                            -----------------------------------
                                            Name:  David A. Tanner
                                            Title: Authorized Person

                                       QUADRANGLE CAPITAL PARTNERS LP

                                       By:  Quadrangle GP Investors LP,
                                            its General Partner

                                            By:  Quadrangle GP Investors LLC,
                                                 its General Partner

                                                 By:    /s/ David A. Tanner
                                                      -------------------------
                                                      Name:  David A. Tanner
                                                      Title: Authorized Person


                                       QUADRANGLE SELECT PARTNERS LP

                                       By:  Quadrangle GP Investors LP,
                                            its General Partner

                                            By:  Quadrangle GP Investors LLC,
                                                 its General Partner

                                                 By: /s/ David A. Tanner
                                                     --------------------------
                                                     Name:  David A. Tanner
                                                     Title: Authorized Person


                                       QUADRANGLE CAPITAL PARTNERS-A LP

                                       By:  Quadrangle GP Investors LP,
                                            its General Partner

                                            By:  Quadrangle GP Investors LLC,
                                                 its General Partner

                                                 By:   /s/ David A. Tanner
                                                     --------------------------
                                                     Name:  David A. Tanner
                                                     Title: Authorized Person

                                       QUADRANGLE GP INVESTORS LP

                                       By:  Quadrangle GP Investors LLC,
                                            its General Partner

                                            By:    /s/ David A. Tanner
                                                 ------------------------------
                                                 Name:  David A. Tanner
                                                 Title: Authorized Person


                                       QUADRANGLE GP INVESTORS LLC


                                       By:   /s/ David A. Tanner
                                           ------------------------------------
                                           Name:  David A. Tanner
                                           Title: Authorized Person


                                       QUADRANGLE MASTER FUNDING LTD


                                       By:   /s/ Michael Weinstock
                                           ------------------------------------
                                           Name:  Michael Weinstock
                                           Title: Authorized Person


                                       QDRA LLC


                                       By:   /s/ Michael Weinstock
                                           ------------------------------------
                                           Name:  Michael Weinstock
                                           Title: Authorized Person

Schedule 1

Directors and Officers of POI Acquisition I, Inc.

Each of the persons named below is a citizen of the United States, other than Mr. Ormond, who is a citizen of The United Kingdom of Great Britain and Northern Ireland. The principal business address of each of the persons named below is 375 Park Avenue, 14th Floor, New York, New York 10152. The principal occupation of each of the persons named below is serving as an executive of the Reporting Persons and/or their affiliated entities.

Directors

Name
----

David Tanner
Michael Weinstock
Henry Ormond

Officers

Name
----

David Tanner - President
Michael Weinstock - Vice President and Treasurer
Henry Ormond - Vice President and Secretary

Schedule 2

Managers of POI Acquisition L.L.C.

Mr. Tanner is a citizen of the United States. Mr. Ormond is a citizen of The United Kingdom of Great Britain and Northern Ireland. The principal business address of each of the persons named below is 375 Park Avenue, 14th Floor, New York, New York 10152. The principal occupation of each of the persons named below is serving as an executive of the Reporting Persons and/or their affiliated entities.

Name
----

David Tanner
Henry Ormond

Schedule 3

Directors of Quadrangle Master Funding Ltd

Mr. Weinstock is a citizen of the United States. Mr. Martin is a citizen of the Cayman Islands. Ms. Rawlins is a citizen of The United Kingdom of Great Britain and Northern Ireland. The principal occupation of each of the persons named below is serving as an executive of the Reporting Persons and/or their affiliated entities.

Directors

Name and Business Address
-------------------------

Michael Weinstock
c/o Quadrangle Group LLC
375 Park Avenue 14th Floor
New York, NY 10152

Linburgh Martin
c/o Quadrangle Master Funding Ltd
c/o Walkers SPV Limited
Walker House
P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands

Maxine Rawlins
c/o Quadrangle Master Funding Ltd
c/o Walkers SPV Limited
Walker House
P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands

                                                                     EXHIBIT 1
                                                                     ---------

                           Agreement of Joint Filing
                           -------------------------

          The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the ordinary shares of Protection One, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated:  February 26, 2004

                                       POI ACQUISITION I, INC.


                                       By:    /s/ David A. Tanner
                                            -----------------------------------
                                            Name:  David A. Tanner
                                            Title: President


                                       POI ACQUISITION, L.L.C.


                                       By:    /s/ David A. Tanner
                                            -----------------------------------
                                            Name:  David A. Tanner
                                            Title: Manager


                                       QUADRANGLE CAPITAL PARTNERS LP

                                       By:  Quadrangle GP Investors LP,
                                            its General Partner

                                            By:  Quadrangle GP Investors LLC,
                                                 its General Partner

                                                 By:    /s/ David A. Tanner
                                                      -------------------------
                                                      Name:  David A. Tanner
                                                      Title: Managing Member


                                       QUADRANGLE SELECT PARTNERS LP

                                       By:  Quadrangle GP Investors LP,
                                            its General Partner

                                            By:  Quadrangle GP Investors LLC,
                                                 its General Partner

                                                 By:   /s/ David A. Tanner
                                                     --------------------------
                                                     Name:  David A. Tanner
                                                     Title: Managing Member

                                       QUADRANGLE CAPITAL PARTNERS-A LP

                                       By:  Quadrangle GP Investors LP,
                                            its General Partner

                                            By:  Quadrangle GP Investors LLC,
                                                 its General Partner

                                                 By:   /s/ David A. Tanner
                                                     --------------------------
                                                     Name:  David A. Tanner
                                                     Title: Managing Member


                                       QUADRANGLE GP INVESTORS LP

                                       By:  Quadrangle GP Investors LLC,
                                            its General Partner

                                            By:    /s/ David A. Tanner
                                                 ------------------------------
                                                 Name:  David A. Tanner
                                                 Title: Managing Member


                                       QUADRANGLE GP INVESTORS LLC


                                       By:   /s/ David A. Tanner
                                           ------------------------------------
                                           Name:  David A. Tanner
                                           Title: Managing Member


                                       QUADRANGLE MASTER FUNDING LTD


                                       By:   /s/ Michael Weinstock
                                           ------------------------------------
                                           Name:  Michael Weinstock
                                           Title: Director


                                       QDRA LLC


                                       By:   /s/ Michael Weinstock
                                           ------------------------------------
                                           Name:  Michael Weinstock
                                           Title: Managing Member